Exhibit (k)(4)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

This Amended and Restated Expense Limitation Agreement (“Agreement”) is made as of the 6th day of April, 2018 by and between FS Credit Income Fund, a Delaware statutory trust (the “Fund”), and FS Credit Income Advisor, LLC, a Delaware limited liability company (the “Advisor”). This Agreement amends and restates in its entirety that certain Expense Limitation Agreement, dated as of September 18, 2017, by and between the Fund and the Advisor (the “Original Expense Limitation Agreement”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and offers one or more classes of common shares of beneficial interest (“Shares”) in its continuous public offering;

WHEREAS, the Advisor serves as investment adviser to the Fund pursuant to an investment advisory agreement between the Fund and the Advisor, dated September 18, 2017 (as may be amended and restated from time to time, the “Investment Advisory Agreement”); and

WHEREAS, the Fund and the Advisor desire to amend and restate in its entirety the Original Expense Limitation Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the parties hereto agree as follows:

1. Expense Limitation. The Advisor agrees to waive reimbursement of and/or pay certain of the Fund’s “ordinary operating expenses” (as defined herein) (or to cause its affiliates to waive and/or pay such expenses) to the extent necessary to ensure that the Fund’s “ordinary operating expenses” for each class of Shares, as applicable, do not exceed the percentage of average daily net assets set forth on Exhibit A. For the purposes of this Agreement, “ordinary operating expenses” for a class of Shares shall consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the Securities and Exchange Commission (whether incurred by counsel to the Fund, the Advisor or GoldenTree Asset Management Credit Advisor LLC), administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses and dividend expenses related to short sales); (c) interest expense and other financing costs, (d) taxes; (e) distribution or shareholder servicing fees and (f) extraordinary expenses. For purposes of this Agreement, “extraordinary expenses” mean any unusual, unexpected and/or nonrecurring expenses of the Fund. The amount waivable and/or payable by the Advisor or its affiliates hereunder shall be determined as of the last day of each fiscal quarter for the Fund based on the annualized ordinary operating expenses for the Fund for that fiscal quarter (prior to recording any reimbursement pursuant to section 2 hereof for that fiscal quarter). Any payment due from the Advisor or its affiliates under this section 1 shall be made within 30 days of the end of the Fund’s applicable fiscal quarter.

2. Conditional Reimbursement. Any waiver or reimbursement by the Advisor pursuant to this Agreement shall be subject to repayment by the Fund on a quarterly basis within the three years following the date on which such expenses were paid or waived, if the Fund is able to make the repayment without exceeding its then-current expense limitation, if any, and the expense limitation that was in effect at the time when the Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment. The amount repayable to the Advisor hereunder shall be determined as of the last day of each fiscal quarter for the Fund based on the annualized ordinary operating expenses for the Fund for that fiscal quarter (prior to recording any repayment pursuant to this Section 2 for that fiscal quarter). Any repayment due to the Advisor under this Section 2 shall be made within 30 days of the end of the Fund’s applicable fiscal quarter.

3. Effective Date, Duration and Termination. This Agreement shall be effective as of April 6, 2018 and will continue indefinitely until terminated by the board of trustees (the “Board”) of the Fund upon written notice to the Advisor. Furthermore, this Agreement may not be terminated by the Advisor. This Agreement will automatically terminate if the Investment Advisory Agreement for the Fund is terminated with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund. The Advisor’s right to repayment pursuant to Section 2 hereof shall survive the termination of this Agreement for any reason.

4. Miscellaneous.

(a) The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(b) This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Fund is regulated as a closed-end management investment company registered under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or Bylaws, as each may be amended or restated, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

(c) If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable, and the remaining provisions of this Agreement shall be interpreted to give maximum effect to the intent of the parties manifested thereby.

(d) The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Advisor.

(e) This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Expense Limitation Agreement to be executed as of the date first above written.

FS CREDIT INCOME FUND

By:	/s/ Michael C. Forman

Name:	Michael C. Forman
Title:	Chief Executive Officer

FS CREDIT INCOME ADVISOR, LLC

By:	/s/ Michael C. Forman

Name:	Michael C. Forman
Title:	Chief Executive Officer

Signature Page to the Amended and Restated Expense Limitation Agreement

EXHIBIT A

Class of Shares	Cap on Ordinary Operating Expenses (as a percentage of average daily net assets)

Class I Shares	0.25%

Class A Shares	0.25%

Class L Shares	0.25%

Class M Shares	0.25%

Class T Shares	0.25%